Exhibit 99.1

Santiago, March 14th, 2014
SBIF/0154/2014

Mr. Eric Parrado Herrera
Superintendency of Banks and Financial Institutions
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

Hereby we inform you that at the Ordinary Shareholders Meeting of CorpBanca, held on March 13th, 2014, the following matters were approved:

1.
The Annual Report, the Balance Sheet, Financial Statements, their Notes and the Report from the External Auditor, corresponding to the fiscal period commencing on January 1st and ending on December 31st, 2013.

2.	The appointment of Deloitte Auditors and Consultants Limited as external auditors for the fiscal year 2014.

3.
The determination and approval of the monthly remunerations applicable to the members of the Board of Directors, which shall amount to the equivalent on pesos to 100 U. F. for each Director and 600 U.F. for the President.

4.	The operations that refer to articles 146 et seq. of the Law No. 18.046.

5.
The immediate distribution of 57% of the profit of the fiscal year 2013, which shall amount to $ 88,403,277,229 - that is a dividend per shares of $0.2597360038.- It was agreed that the dividends shall be paid at the end of the Shareholders Meeting. The Shareholders that are registered in the Shareholders book at the end of March 7th, 2014, that is, 5 business days before the date of such Meeting, shall have the right to receive the payment of dividends.

6.	As a dividend policy, the Bank shall distribute no less than 50% of the profits in each fiscal year.

7.
The annual budget of Committee of  Directors shall be set at to the equivalent in pesos of 7,000 Unidades de Fomento, plus a remuneration to the equivalent in pesos of 150 monthly Unidades de Fomento for each member and to the equivalent in pesos of 250 Unidades de Fomento for the President.

8.	The designation of newspaper Pulso for legal publications.

Sincerely yours,

/s/ Fernando Massú Taré
Fernando Massú Taré
CEO